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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. One)*

                               ROSS Technology, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   778304 105
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Michael H. Morris, Esq.
                             Sun Microsystems, Inc.
            2550 Garcia Ave., Mountain View, CA 94043 (415) 960-1300
- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   May 8, 1996
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D
- -----------------------------                     ------------------------------
CUSIP NO.   77830410 5                              Page   2   of   8   Pages
          -------------                                  -----    -----
- -----------------------------                     ------------------------------

- --------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Sun Microsystems, Inc.
                    94-2805249
- --------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) | |
                                                                    (b) |X|
- --------------------------------------------------------------------------------
   3       SEC USE ONLY


- --------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                    WC
- --------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               | |
      PURSUANT TO ITEMS 2(d) or 2(e)

- --------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
- --------------------------------------------------------------------------------
                              7   SOLE VOTING POWER
                                       1,057,143
                                       See items 4, 5 and 6
       NUMBER OF         -------------------------------------------------------
        SHARES                8   SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY
         EACH            -------------------------------------------------------
       REPORTING              9   SOLE DISPOSITIVE POWER
        PERSON                         1,057,143
         WITH                          See items 4, 5 and 6
                         -------------------------------------------------------
                             10   SHARED DISPOSITIVE POWER


- --------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,057,143            See items 4, 5 and 6
- --------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* | |


- --------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.5%
- --------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

         CO
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!               2 of 8
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  Security and Issuer

         The class of equity securities to which this Amendment Number One to Statement on Schedule 13D relates is the common stock, $.001 par value (the "Common Stock") of ROSS Technology, Inc., a Delaware corporation ("ROSS"), with its principal business and executive offices located at 5316 Highway 290 West, Suite 500, Austin, Texas 78735-8930 and its telephone number is (512) 892-7802.

ITEM 2.  Identity and Background

         This Amendment Number One to Statement on Schedule 13D is being filed by Sun Microsystems, Inc., a Delaware corporation (the "Company"). The Company's principal business is the design, manufacture and sale of products, technologies and services for technical and commercial network computing.

         The Company's principal executive offices are located at 2550 Garcia Avenue, Mountain View, California 94303.

         The directors  and  executive  officers of the Company are set forth on
Schedule I hereto. Schedule I sets forth the following information with respect to each such person:

         (i)      name;
         (ii)     business address (or residence where indicated);
         (iii) present principal occupation or employment and the name, principal business and address of any corporation or organization in which such employment is conducted.

         All of the directors and executive officers of the Company are citizens of the United States. No such director or officer of the Company holds any shares of ROSS' Common Stock.

         During the last five years, neither the Company nor any person named in
Schedule I attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds

         This Amendment Number One to Statement on Schedule 13D relates to the acquisition of 1,057,143 shares Common Stock (the "Shares"). The Company also acquired a warrant to purchase additional shares of Common Stock (the "Warrant") exercisable for a period of up to 180 days from November 10, 1995, which expired on May 8, 1996. The Shares and the Warrant were purchased directly from ROSS simultaneously with the closing of ROSS' initial public offering of 4,557,143 shares of Common Stock on November 10, 1995 (the "Closing Date"). The Company paid a price of $13.02 per share for the Shares for a total purchase price of $13,740,001.86. The source of funds was the Company's general working capital. See Item 4 hereof for a description of the Warrant and the number of shares issuable upon exercise thereof.


ITEM 4.  Purpose of Transaction

         The Company purchased the Shares and the Warrant for investment purposes. The Warrant, which expired on May 8, 1996, was exercisable at the Company's option, subject to any necessary regulatory approvals, at an exercise price of $13.02 per share for such number of shares such that, upon exercise, the Company would have owned up to 9.9% of the outstanding Common Stock of ROSS (including the Shares purchased at the Closing Date). According to the number of shares of ROSS' Common Stock outstanding reported by ROSS in connection with its initial public offering, if the Company had exercised the Warrant in full on the Closing Date, the Company would have held a total of 2,122,003 shares of ROSS' Common Stock or 9.9% of the outstanding shares of ROSS. Additionally, as reported by ROSS, the number of shares that the Company had the right to purchase under the Warrant would increase upon issuance of additional shares of Common Stock by ROSS after November 6, 1995 (including upon exercise of stock options by Roger D. Ross ("Mr. Ross") and other employees).

         The Company did not exercise the Warrant and it expired on May 8, 1996. Therefore, the Company holds a total of 1,057,143 shares of ROSS' Common Stock or 4.5% of the outstanding shares of ROSS.

         The foregoing description of the Warrant is qualified in all respects by reference to the terms of the Warrant, a copy of which is attached as Exhibit 1 to the Company's Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on November 20, 1995.

          The purchase of the Shares and the Warrant was governed by the terms of the Securities Purchase Agreement by and between the Company and ROSS, a copy of which is attached as Exhibit 2 to the Company's Schedule 13D filed with the Commission on November 20, 1995 (the "Securities Purchase Agreement").

         Other than as described in this Item 4 and in Item 6 below, the Company has no plans or proposals which relate to, or may result in, (i) any acquisition by any person of additional securities of ROSS, or any disposition of securities of ROSS; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ROSS or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of ROSS or any of its subsidiaries; (iv) any change in the present Board of Directors (the "Board") or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of ROSS; (vi) any other material change in ROSS' business or corporate structure; (vii) any changes in ROSS' charter, bylaws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of ROSS by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Company; (ix) any termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), of a class of equity securities of ROSS; or (x) any action similar to any of those enumerated above. Notwithstanding the foregoing, and subject to any obligations set forth in this Item 4 and Item 6 below, the Company reserves the right to develop such plans or proposals related to any of the foregoing.

ITEM 5.  Interest in Securities of the Issuer.

         As a result of the expiration of the Warrant on May 8, 1996, the Company presently beneficially owns 1,057,143 shares of ROSS' Common Stock (the "Reported Shares"). See Item 4 above for a description of the terms of the Warrant and the purchase of the Reported Shares. The Reported Shares currently represent 4.5% of ROSS' outstanding Common Stock. Except as described in Item 6 below, the Company has sole power to vote or direct the voting and sole power to dispose or direct the disposition of the Reported Shares. As discussed in Item 6 below, the Company disclaims beneficial ownership of any shares of ROSS' Common Stock held by Fujitsu Limited ("Fujitsu") or Mr. Ross.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

         Pursuant to the terms of a Shareholders' Agreement dated November 10, 1995 by and between the Company, Mr. Ross and Fujitsu (the "Shareholders' Agreement"), the Company has been granted certain rights which are described as follows:

         The Company has been granted registration rights with respect to the Shares held by the Company, including any shares of Common Stock that would be acquired by the Company upon exercise of the Warrant.

         In addition, the Shareholders' Agreement provides that subject to certain conditions (a) ROSS shall, at the request of the Company, include an individual designated by the Company (and reasonably acceptable to ROSS and Fujitsu) in the slate of nominees recommended by the Board to shareholders for election as directors at each annual meeting of shareholders of ROSS commencing with the next occurring annual meeting of shareholders after the Closing Date;
(b) the Company shall take such action as may be required so that all shares of Common Stock owned by the Company or any other corporation or entity that is an affiliate of the Company (collectively, the "Company

Group") are voted (i) in each election of directors, for the entire slate of nominees recommended by the Board to ROSS shareholders and (ii) subject to certain exceptions, on all other matters to be voted on by other holders of Common Stock, unless ROSS otherwise consents in writing, in the same proportion as the votes cast by other holders of Common Stock (other than members of the Company Group); and (c) in each election of directors for which the Company is entitled to have a nominee for election to the Board included on management's slate, Fujitsu (subject to certain exceptions) and, so long as he owns at least five percent (5%) of the outstanding shares of Common Stock, Mr. Ross, shall vote all shares of Common Stock owned by it or him for the nominee to the Board designated by the Company (provided that such designee is reasonably acceptable to ROSS and Fujitsu). The Company may vote its shares in its sole discretion on any of the following matters: (a) any proposed amendment to ROSS' certificate of incorporation or bylaws (provided such bylaw amendment requires stockholder approval), other than any such amendment which authorizes additional shares of ROSS' capital stock; (b) any proposed recapitalization or liquidation of ROSS;
(c) any sale of ROSS requiring stockholder approval, including a sale of substantially all of ROSS' assets; or (d) any other matter presented to the stockholders of ROSS for their approval that the Company determines, in its good faith judgment, to be materially adverse to its interests as a stockholder (other than in a transaction that dilutes all shareholders proportionally).

         Also, the Company has been granted the right, subject to certain exceptions, to purchase additional shares of Common Stock as necessary to maintain its percentage ownership of the Company. In addition, the Company has been granted the opportunity to make an offer to acquire ROSS if at any time ROSS' Board of Directors enters, or determines to enter, into negotiations with respect to the sale of ROSS to a party other than Fujitsu, whether by way of merger, sale of assets or otherwise. Also, the Shareholders' Agreement provides for indemnification of certain losses, claims, damages or liabilities to the extent they arise out of or are based on ROSS's recent initial public offering.

         Pursuant to the terms of the Shareholders' Agreement, ROSS and Fujitsu each have a right of first refusal, respectively, to first purchase shares of ROSS's Common Stock to be sold by the Company, with certain exceptions, for the three year period following the Closing Date. The Company has also agreed not to sell its Shares (or any shares acquired upon exercise of the Warrant) for the one year period following the Closing Date, subject to certain exceptions. In addition, ROSS and Fujitsu each have the right to call any shares held by the Company in the event that the Company ceases to be publicly committed to maintaining SPARC as the principal microprocessor architecture for its products. Furthermore, the parties would be entitled to alter terms of the relationship described herein in the event that either party ceases to be committed to maintaining SPARC as the principal microprocessor architecture for its products.

         The foregoing description, of the Shareholders' Agreement is qualified in all respects by reference to the terms of the Shareholders' Agreement, a copy of which is attached as Exhibit 3 to the Company's Schedule 13D filed with the Commission on November 20, 1995.

         The Company is also subject to a standstill agreement under the terms of the Securities Purchase Agreement whereby the Company (including certain of its executive officers listed on Schedule 1 hereto) may not collectively acquire in excess of 9.9% of ROSS' outstanding Common Stock, except in certain circumstances. This standstill obligation remains in effect for the three year period following the Closing Date. In addition, subject to certain circumstances, in the event that the Company should choose not to exercise the Warrant, the Company may not acquire any additional shares of ROSS' Common Stock, other than the Shares so purchased on the Closing Date, for the one year period following the Closing Date. The foregoing description of the Securities Purchase Agreement is qualified in all respects by reference to the Securities Purchase Agreement.

         Except for the Shareholders' Agreement and the Securities Purchase Agreement and as otherwise disclosed in Items 4, 5 and 6 hereof, neither the Company, nor any individual on Schedule 1 hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of ROSS, including, but not limited to, transfer or voting of any securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

         Despite the provisions of the Shareholders' Agreement, the Company does not believe it would be deemed to constitute a "group" together with Fujitsu and/or Mr. Ross (within the meaning of Section 13(d)(3) of the 1934 Act) for purposes of determining beneficial ownership of shares of ROSS' Common Stock. Additionally, the Company disclaims beneficial ownership of the shares of ROSS' Common Stock beneficially owned by Fujitsu and Mr. Ross. Based on information contained in ROSS' SEC filings, (i) Fujitsu was the beneficial owner of 14,078,571 shares of ROSS' Common Stock and (ii) Mr. Ross was the beneficial owner of 1,625,926 shares of ROSS' Common Stock (which number excludes (A) 10,162 shares held either in the name of Mr. Ross' spouse or issuable to Mr. Ross' spouse upon exercise of options held by Mr. Ross' spouse which are exercisable within 60 days after the date of this Schedule 13D, and (B) 151,852 shares issuable to Mr. Ross upon exercise of options held by Mr. Ross that will vest later than 60 days after the date of this Schedule 13D).


ITEM 7.  Material to be Filed as Exhibits

1.*  Warrant
2.*  Securities Purchase Agreement
3.*  Shareholders' Agreement
- -------------------
* Incorporated by reference to the Company's Schedule 13D filed with the Commission on November 20, 1995.

         After reasonable inquiry and to the best of our knowledge and belief, we certify the information set forth in this Amendment Number One to Statement on Schedule 13D is true, complete and correct.

May 17, 1996



           SUN MICROSYSTEMS, INC.



                  /s/ MICHAEL H. MORRIS
          By: __________________________________________
                  Michael H. Morris, Vice President
                    General Counsel and Secretary


                                                             SCHEDULE 1
                                                            SUN DIRECTORS
====================================================================================================================================
Name                    Business or                             Principal Occupation               Name & Address of Corporation
                      Residence Address                              or Employment                           or other
                                                                                                   Organization in which employed
====================================================================================================================================
Scott McNealy       Sun Microsystems, Inc.                Chariman of the Board of  Directors,    Sun Microsystems, Inc.
                    2550 Garcia Ave.                      President and Chief Executive Officer   2550 Garcia Ave.
                    Mountain View, CA  94043                                                      Mountain View, CA  94043
- ------------------------------------------------------------------------------------------------------------------------------------
L. John Doerr       Kleiner, Perkins, Caufield & Byers    General Partner                         Kleiner, Perkins, Caufield & Byers
                    2570 Sand Hill Road                                                           2570 Sand Hill Road
                    Menlo Park, CA  94025                                                         Menlo Park, CA  94025
- ------------------------------------------------------------------------------------------------------------------------------------
Judith L. Estrin    Precept Software, Inc.                President, Chief Executive Officer      Precept Software, Inc.
                    21580 Stevens Creek Blvd.,  #207      and Director                            21580 Stevens Creek Blvd., #207
                    Cupertino, CA  95014                                                          Cupertino, CA  95014
- ------------------------------------------------------------------------------------------------------------------------------------
Robert J. Fisher    The Gap, Inc.                         Executive Vice President &              The Gap, Inc.
                    One Harrison Street                   Chief Operating Officer                 One Harrison Street
                    San Francisco, CA  94015                                                      San Francisco, CA  94015
- ------------------------------------------------------------------------------------------------------------------------------------
Robert L. Long      220 Glen Garry Avenue                 Independent Management                  220 Glen Garry Avenue
                    Melbourne Beach, FL  32951            Consultant                              Melbourne Beach, FL  32951
- ------------------------------------------------------------------------------------------------------------------------------------
M. Kenneth Oshman   Echelon Systems Corp.                 Chairman of the Board of Directors,     Echelon Systems Corp.
                    4015 Miranda Avenue                   President and Chief Executive Officer   4015 Miranda Avenue
                    Palo Alto, CA  94304                                                          Palo Alto, CA  94304
- ------------------------------------------------------------------------------------------------------------------------------------
A. Michael Spence   Stanford University                   Dean, Graduate School of Business       Stanford University
                    Graduate School of Business                                                   Graduate School of Business
                    Stanford, CA  94305                                                           Stanford, CA  94305
====================================================================================================================================

                                                         SCHEDULE 1 (Cont.)
                                                            SUN OFFICERS
====================================================================================================================================
Name                    Business or                             Principal Occupation               Name & Address of Corporation
                      Residence Address                              or Employment                           or other
                                                                                                   Organization in which employed
====================================================================================================================================
Scott McNealy       Sun Microsystems, Inc.                Chariman of the Board of  Directors,    Sun Microsystems, Inc.
                    2550 Garcia Ave.                      President and Chief Executive Officer,  2550 Garcia Ave.
                    Mountain View, CA  94043              Sun Microsystems, Inc.                  Mountain View, CA  94043
- ------------------------------------------------------------------------------------------------------------------------------------
Kenneth M. Alvares  Sun Microsystems, Inc.                Vice President, Human Resources,       Sun Microsystems, Inc.
                    2550 Garcia Ave.                      Sun Microsystems, Inc. and             2550 Garcia Ave.
                    Mountain View, CA  94043              Corporate Executive Officer            Mountain View, CA  94043
- ------------------------------------------------------------------------------------------------------------------------------------
Lawrence Hambly     Sun Microsystems, Inc.                President, SunService Division and     Sun Microsystems, Inc.
                    2550 Garcia Ave.                      Corporate Executive Officer            2550 Garcia Ave.
                    Mountain View, CA  94043                                                     Mountain View, CA  94043
- ------------------------------------------------------------------------------------------------------------------------------------
Michael E. Lehman   Sun Microsystems, Inc.                Vice President,                        Sun Microsystems, Inc.
                    2550 Garcia Ave.                      Chief Financial Officer,               2550 Garcia Ave.
                    Mountain View, CA  94043              Sun Microsystems, Inc.,                Mountain View, CA  94043
                                                          and Corporate Executive Officer
- ------------------------------------------------------------------------------------------------------------------------------------
Michael H. Morris   Sun Microsystems, Inc.                Vice President, General Counsel and    Sun Microsystems, Inc.
                    2550 Garcia Ave.                      Secretary, Sun Microsystems, Inc.      2550 Garcia Ave.
                    Mountain View, CA  94043                                                     Mountain View, CA  94043
- ------------------------------------------------------------------------------------------------------------------------------------
William J. Raduchel Sun Microsystems, Inc.                Vice President, Corporate Planning     Sun Microsystems, Inc.
                    2550 Garcia Ave.                      and Development and                    2550 Garcia Ave.
                    Mountain View, CA  94043              Chief Information Officer.             Mountain View, CA  94043
                                                          Sun Microsystems, Inc. and
                                                          Corporate Executive Officer
====================================================================================================================================

                                                         SCHEDULE 1 (Cont.)
                                                            SUN OFFICERS
====================================================================================================================================
Name                    Business or                             Principal Occupation               Name & Address of Corporation
                      Residence Address                              or Employment                           or other
                                                                                                   Organization in which employed
====================================================================================================================================
George Reyes        Sun Microsystems, Inc.                Vice President, Controller,            Sun Microsystems, Inc.
                    2550 Garcia Ave.                      Sun Microsystems, Inc.                 2550 Garcia Ave.
                    Mountain View, CA  94043                                                     Mountain View, CA  94043
- ------------------------------------------------------------------------------------------------------------------------------------
Janpieter T.        Sun Microsystems, Inc.                President, SunSoft, Inc. and           Sun Microsystems, Inc.
  Scheerder         2550 Garcia Ave.                      Corporate Executive Officer            2550 Garcia Ave.
                    Mountain View, CA  94043                                                     Mountain View, CA  94043
- ------------------------------------------------------------------------------------------------------------------------------------
Eric E. Schmidt     Sun Microsystems, Inc.                Vice President Chief Technology        Sun Microsystems, Inc.
                    2550 Garcia Ave.                         Officer,                            2550 Garcia Ave.
                    Mountain View, CA  94043              Sun Microsystems, Inc. and             Mountain View, CA  94043
                                                          Corporate Executive Officer
- ------------------------------------------------------------------------------------------------------------------------------------
Chester J.          Sun Microsystems, Inc.                President,                             Sun Microsystems, Inc.
  Silvestri         2550 Garcia Ave.                      SPARC Technology Business              2550 Garcia Ave.
                    Mountain View, CA  94043              and Corporate Executive Officer        Mountain View, CA  94043
- ------------------------------------------------------------------------------------------------------------------------------------
Dorothy A. Terrell  Sun Microsystems, Inc.                President, Sun Express, Inc.           Sun Microsystems, Inc.
                    2550 Garcia Ave.                      and Corporate Executive Officer        2550 Garcia Ave.
                    Mountain View, CA  94043                                                     Mountain View, CA  94043
- ------------------------------------------------------------------------------------------------------------------------------------
Edward J. Zander    Sun Microsystems, Inc.                President,                             Sun Microsystems, Inc.
                    2550 Garcia Ave.                      Sun Microsystems Computer Co.          2550 Garcia Ave.
                    Mountain View, CA  94043              and Corporate Executive Officer        Mountain View, CA  94043
====================================================================================================================================